SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)*


                          ON Semiconductor Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   0006821891
                                   ----------
                                 (CUSIP Number)

                                December 31, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0006821891                  13G                      Page 2 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TPG Semiconductor Holdings LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [x]


3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

                            5   SOLE VOTING POWER

                                124,999,433
        NUMBER OF
         SHARES             6   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                - 0 -
          EACH
        REPORTING           7   SOLE DISPOSITIVE POWER
         PERSON
          WITH                  124,999,433

                            8   SHARED DISPOSITIVE POWER

                                - 0 -

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    124,999,433

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    72.79%*

12  TYPE OF REPORTING PERSON

    OO (Limited Liability Company)



                      SEE INSTRUCTIONS BEFORE FILLING OUT!

  * Based on the total outstanding shares of Common Stock of 171,715,449 as of September 30, 2000.

Item 1(a).    Name of Issuer:
---------     --------------

              ON Semiconductor Corporation (the "Issuer")

Item 1(b).    Address of Issuer's Principal Executive Offices:
---------     -----------------------------------------------

              ON Semiconductor Corporation
              5005 E. McDowell Road
              Phoenix, AZ  85008

Item 2(a).    Name of Persons Filing:
---------     ----------------------

              Pursuant to Regulation 13DG of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13G Statement on behalf of TPG Semiconductor Holdings LLC, a Delaware limited liability company (the "Reporting Person"). Additionally, information is included herein with respect to TPG Partners II, L.P., a Delaware limited partnership ("Partners"), TPG Parallel II, L.P., a Delaware limited partnership ("Parallel"), TPG Investors II, L.P., a Delaware limited partnership ("Investors"), TPG 1999 Equity Partners, L.P., a Delaware limited partnership ("TPG 1999"), TPG GenPar II, L.P., a Delaware limited partnership ("GenPar") and TPG Advisors II, Inc., a Delaware corporation ("Advisors" and, together with Partners, Parallel, Investors, TPG 1999 and GenPar, the "Controlling Persons"). Because GenPar is the sole general partner of each of Partners, Parallel and Investors, and because Advisors is the sole general partner of GenPar and TPG 1999, and because Partners, Parallel, Investors and TPG 1999 are members of the Reporting Person, the Controlling Persons may be deemed, pursuant to Rule 13d3 of the Act, to be the beneficial owners of all of the shares of Common Stock owned by the Reporting Person. The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists. A copy of the Joint Filing Agreement of the Item 2 Persons is attached hereto as Exhibit 1.

Items 2(b)(c)  Address of Principal Office or, if none, Residence; Citizenship
-------------  ---------------------------------------------------------------
or Place of Organization:
-------------------------

              The address of the principal business office of all of the Item 2 Persons is as follows: 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Delaware is the jurisdiction of formation for all of the Item 2 Persons.

Item 2(d).    Title of Class of Securities:
---------     ----------------------------

              This Schedule 13G Statement relates to the Common Stock, par value $0.01 of the Issuer (the "Common Stock").

Item 2(e).    CUSIP Number:
---------     ------------

              The Cusip number of the Common Stock is 0006821891.

Item 3.       If this statement is filed pursuant to Rules Section 240.13d1(b)
------        ---------------------------------------------------------------
              or 240.13d2(b) or (c), check whether the person filing is a:
              -----------------------------------------------------------

              (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 780).

              (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

              (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

              (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a8).

              (e) [ ] An investment adviser in accordance with Section 240.13d1(b)(1)(ii)(E);

              (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d1(b)(1)(ii)(F);

              (g) [ ] A parent holding company or control person in accordance with Section 240.13d1(b)(1)(ii)(G);

              (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a3);

              (j)   [ ] Group, in accordance withss. 240.13d1(b)(1)(ii)(J).

              If this statement is filed pursuant to ss. 240.13d1(c), check this box [ ]

Item 4.       Ownership
------        ---------

              Reporting Person

              (a) Amount Beneficially Owned as of December 31, 2000: 124,999,433

              (b) Percent of Class: 72.79%

              (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 124,999,433

                  (ii)  shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of:
                        124,999,433

                  (iv)  shared power to dispose or to direct the disposition of:
                        0

              Partners

              (a) Amount Beneficially Owned as of December 31, 2000: 124,999,433

              (b) Percent of Class: 72.79%

              (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 0

                  (ii)  shared power to vote or to direct the vote: 124,999,433

                  (iii) sole power to dispose or to direct the disposition of: 0

                  (iv)  shared power to dispose or to direct the disposition of:
                        124,999,433

              Parallel

              (a) Amount Beneficially Owned as of December 31, 2000: 124,999,433

              (b) Percent of Class: 72.79%

              (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 0

                  (ii)  shared power to vote or to direct the vote: 124,999,433

                  (iii) sole power to dispose or to direct the disposition of: 0

                  (iv)  shared power to dispose or to direct the disposition of:
                        124,999,433

              Investors

              (a) Amount Beneficially Owned as of December 31, 2000: 124,999,433

              (b) Percent of Class: 72.79%

              (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 0

                  (ii)  shared power to vote or to direct the vote: 124,999,433

                  (iii) sole power to dispose or to direct the disposition of: 0

                  (iv)  shared power to dispose or to direct the disposition of:
                        124,999,433

              TPG 1999

              (a) Amount Beneficially Owned as of December 31, 2000: 124,999,433

              (b) Percent of Class: 72.79%

              (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 0

                  (ii)  shared power to vote or to direct the vote: 124,999,433

                  (iii) sole power to dispose or to direct the disposition of: 0

                  (iv)  shared power to dispose or to direct the disposition of:
                        124,999,433

              GenPar

              (a) Amount Beneficially Owned as of December 31, 2000: 124,999,433

              (b) Percent of Class: 72.79%

              (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 0

                  (ii)  shared power to vote or to direct the vote: 124,999,433

                  (iii) sole power to dispose or to direct the disposition of: 0

                  (iv)  shared power to dispose or to direct the disposition of:
                        124,999,433

              Advisors

              (a) Amount Beneficially Owned as of December 31, 2000: 124,999,433

              (b) Percent of Class: 72.79%

              (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 124,999,433

                  (ii)  shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of:
                        124,999,433

                  (iv)  shared power to dispose or to direct the disposition of:
                        0

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Common Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not Applicable

Item 8.       Identification and Classification of Members of the Group.

              This Schedule 13G Statement is being filed on behalf of each of the Item 2 Persons pursuant to Rules 13d1(d) and Rule 13d1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.       Notice of Dissolution of Group.

              Not Applicable

Item 10.      Certification.

              Not Applicable

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2001

                                            TPG SEMICONDUCTOR HOLDINGS LLC



                                            By: /s/ Richard A. Ekleberry
                                                ---------------------------
                                            Name: Richard A. Ekleberry
                                            Title: Vice President